March 3, 2005

By Facsimile and U.S. Mail

Gregory M. Chait, Esq.
Craig D. Apolinsky, Esq.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309

Re:	Drexel Burnham Lambert Real Estate Assocs. II
      Schedule TO-T filed February 16, 2005
      Filed by AIMCO Properties LP, et al.

Dear Messrs. Chait and Apolinsky:

	We have the following comments on the above-referenced filing:

Schedule TO

1. It does not appear that you have provided all information required by Item 1010(c) of Regulation M-A in the document that was disseminated to unit holders. Please advise.

Offer to Purchase

2. We note that the offer may be subject to proration. Tell us how many days after the expiration of the offer you intend to pay for or return tendered units.

Acceptance for Payment and Payment for Units, page 8

3. In the last paragraph of this section you reserve the right to transfer or assign the right to purchase tendered units to one or more of your affiliates. Please be aware that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules.

Assignment of Interest in Future Distributions, page 10

4. We note the language here and in part (IV) of page 2 of the letter of transmittal. Revise the disclosure here and in the letter of transmittal to clarify that a tendering unit holder has not released the bidders or general partner from liability under the federal securities laws related to this offer. See Exchange Act Section
29(a).

Extension of Tender Period; Termination; Amendment; No Subsequent
Offering Period, page 12

5. We note the reference to governmental approvals required to consummate the offer here and in the conditions section. We are unable to locate disclosure regarding required governmental approvals on which you have conditioned the offer. Revise to provide this disclosure or eliminate this reference.

6. Revise the disclosure on page 12 to clarify that, if the offer is extended, you will issue a press release or other public announcement by 9 a.m. on the following business day, as required by Rule 14e-1(d). The current disclosure states that you may do so.

Prior Tender Offers, page 24

7. What consideration have you given to disclosing the prices you have offered for partnership units in tender offers and private purchases prior to the most recent two year period? It appears that this information could be material to investors.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions